SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935,

the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Unitil Resources, Inc.


                                                  By:    /s/  Gail A. Siart
                                                              Gail A. Siart
                                                              Treasurer

Dated:  February 26, 1997







                                SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  Unitil Resources, Inc.


                                                  By:
                                                           Gail A. Siart
                                                              Treasurer

Dated:  February 26, 1997









                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

 ______________________________________________________________________________

Application of Unitil Corporation			)
                              						)	CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1  		)	RULE 24 UNDER THE PUBLIC
                              						)	UTILITY HOLDING COMPANY
(File No. 70-8074)	              			)	ACT OF 1935
_______________________________________________________________________________

	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation, on behalf of itself and its subsidiary, Unitil Resources, Inc. hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving the formation of a subsidiary company to provide consulting services to non affiliates
(HCAR No.25816; File No. 70-8074; May 24, 1993), its order approving the provision by that subsidiary of additional services including energy marketing and energy management services (HCAR No. 26487; File No. 70-8773; May 31, 1996), and its supplemental order authorizing expansion of retail energy marketing activities by that subsidiary (HCAR No. 26650;File No. 70-8773; January 21,
1997).

Exhibits

Exhibit A -	Description of the various consulting, energy marketing, energy management and other activities undertaken by Unitil Resources, Inc.

Exhibit B -	Statement of the amount of funds invested by Unitil in
		Unitil Resources, Inc.

Exhibit C -	Description of staffing.

Exhibit D -	Description of the intellectual property.

Exhibit E -	Statement of energy marketing expenses incurred by Unitil
                Resources, Inc.

Exhibit F -	Statement of energy sales.

Exhibit G -	Financial Statements.


EXHIBIT A
Page 1 of 1


Description of Various Consulting, Energy Marketing, Energy Management and
          Other Activities Undertaken by Unitil Resources Inc:


    Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Consulting Services

A. Kingston-Warren Corporation Consultancy. An agreement was signed as of December 30, 1994 between Unitil Resources and Kingston-Warren Corporation (K-W) under which Unitil Resources will assist K-W in the conduct of studies relating to alternatives to K-W's current retail power supply arrangements. No charges have been assessed to date on this contract.


Energy Marketing Activities

A. New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This 24-month program allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. Revenues generated from this activity during the fourth quarter of 1996 and for the year ended December 31, 1996 were $88,137 and $152,501 respectively.


Energy Management Services

No contracts/activities to date.




EXHIBIT B


Statement of the Amount of Funds Invested by Unitil Corporation in Unitil Resources, Inc.:



	The initial investment in Unitil Resources, Inc. was $10,000. There has been no further investment.



EXHIBIT C


Description of Staffing:


   Staff involved in providing service to Unitil Resources, Inc.
(Unitil Resources) are located at Unitil Service Corp. (Unitil Service).
Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Services provided by Unitil Service during the fourth quarter of 1996 included regulatory, finance, accounting, marketing, energy management and administrative services and ranged in number from thirteen to seventeen employees on a part-time basis each month. Services provided by Unitil Service cumulatively to date included the same catagories and ranged in number from thirteen to seventy-four employees on a part-time basis each month. The following are the percentages of Unitil Service time that were expended on Unitil Resources activities in the fourth quarter of 1996 and cumulatively to date:



              Consulting        Energy               Energy
               & Other         Marketing              Mgmt.          Total

First
Quarter         0.20%           0.00%                 0.00%           0.20%

Second Quarter  0.00%           3.40%                 0.00%           3.40%

Third  Quarter  0.00%           2.13%                 0.00%           2.13%

Fourth Quarter  0.00%           1.01%                 0.00%           1.01%


Year To Date    0.07%           1.70%                 0.00%           1.77%




								EXHIBIT D


Description of the Intellectual Property:


	No intellectual property was purchased or received during the quarter.






EXHIBIT E

Statement of Energy Marketing Expenses:





                                     Quarter Ended           Year-To-Date
                                    December 31, 1996           Period

Retail Energy Marketing Expenses         ($20,095)             $437,680
Wholesale Energy Marketing Expenses          --                   --

Total Energy Marketing Expenses          ($20,095)             $437,680




EXHIBIT F

Statement of Energy Sales:


                            Kilowatt Hour Sales
                             for Quarter Ended      Year to Date
                             December 31, 1996   Kilowatt Hour Sales
Retail Energy Marketing
     Residential                2,711,286              4,234,543
     Commercial                   185,510                288,581
     Industrial                   477,179                535,228

  Total Retail Energy Marketing 3,373,975              5,058,352

Wholesale Energy Marketing              --                    --

Total Energy Marketing          3,373,975              5,058,352







EXHIBIT G
Page 1 of 5

                        Unitil Resources, Inc.
            (A Wholly-owned Subsidiary of Unitil Corporation)

                         STATEMENTS OF EARNINGS
                              (UNAUDITED)

                           Three Months Ended              Twelve Months
                               December 31,              Ended December 31,
                             1996           1995       1996             1995

Revenues:
  Service Revenues            $   --       $259,694    $15,427          $910,954
  Electric Revenues           88,137             --    152,501              --
     Total Revenues           88,137        259,694    167,928           910,954

Operating Expenses:
   Purchased Power           122,385             --    200,909                --
   Administrative and General(17,594)       165,761    449,543           583,075
    Total Operating Expenses 104,791        165,761    650,452           583,075
 Operating Income            (16,654)        93,933   (482,524)          327,879

 Nonoperating Income             214          3,459     13,847             3,669

Earning Before Income Taxes  (16,440)        97,392   (468,677)          331,548
Income Taxes:
   Federal                    (4,536)        30,758   (147,533)          104,908
   State                        (910)         6,817    (32,567)           23,208
      Total Income Taxes      (5,446)        37,575   (180,100)          128,116

Net Income                  ($10,994)       $59,817  ($288,577)         $203,432



Exhibit G
Page 2 of 5

                        Unitil Resources, Inc.
          (A Wholly-owned Subsidiary of Unitil Corporation)

                          BALANCE SHEETS
                           (UNAUDITED)

                                      December 31,                 December 31
ASSETS:                            1996           1995                 1995
Current Assets:
   Cash                           $2,491        $411,781             $411,781
   Accounts Receivable            71,604             258                  258
   Unbilled and Acc Rev.          39,623           4,181                4,181
      Total Current Assets       113,718         416,220              416,220

Deferred Debits                      --              --                   --

Total Assets                    $113,718         $416,220            $416,220

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
   Accounts Payable             $102,806          $50,862             $50,862
   Taxes Accrued & Othe          (44,206)          21,663              21,663
      Total Current Liab          58,600           72,525              72,525

Stockholder's Equity:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares   100               100                 100
   Premium on Common Stock        9,900             9,900               9,900
   Retained Earnings             45,118           333,695             333,695
      Total Stockholder's Equity 55,118           343,695             343,695

Total Liabilities and Equity   $113,718          $416,220            $416,220





Exhibit G
Page 3 of 5

                            Unitil Resources, Inc.
             (A Wholly-owned Subsidiary of Unitil Corporation)

                          STATEMENTS OF CASH FLOWS
                              (UNAUDITED)


                                              For the Twelve Months
                                                Ended December 31,
                                               1996            1995
Net Cash Flow from Operating Activities:
  Net Income                                $(288,577)       $203,432


  Change in Assets and Liabilities
   (Increase) Decrease in:
     Accounts Receivable                      (71,346)         65,307
     Unbilled and Accrued Revenue             (35,442)          4,766
     Deferred Debits                            ---             1,484
   Increase (Decrease) in:
     Accounts Payable                          51,944          (1,141)
     Taxes Accrued & Other                    (65,869)         39,218
Net Cash Provided by Operating Activities    (409,290)        313,066


Net  Increase in Cash                        (409,290)        313,066
Cash at beginning of year                     411,781          98,715
Cash at December 31,                           $2,491        $411,781






Exhibit G
Page 4 of 5

                          Unitil Resources, Inc.
             (A Wholly-owned Subsidiary of Unitil Corporation)

                      STATEMENTS OF CASH FLOWS
                             (UNAUDITED)

             For the Twelve Months Ended December 31, 1996

                                                   Other
                                       Electric    Energy     Energy
                          Consulting     Power    Commodity    Mgmt.
                            & Other    Marketing    Sales     Services  Total

Net Cash Flow from
    Operating Activities:
  Net Income                $7,958    $(296,535)      --        --    $(288,577)

Change in Assets
   and Liabilities
   (Increase) Decrease in:
     Accounts Receivable       258      (71,604)      --        --      (71,346)
     Unbilled and
        Accrued Revenue      3,824      (39,266)      --        --      (35,442)
   Increase (Decrease) in:
     Accounts Payable      (20,450)      72,394       --        --       51,944
     Taxes Accrued & Other  (4,115)     (61,754)      --        --      (65,869)
Net Cash Provided
    by Operating Activities(16,349)    (396,765)      --        --     (409,290)


Net  Increase in Cash                                                  (409,290)
Cash at beginning of year                                               411,781
Cash at December 31,                                                     $2,491





Exhibit G
Page 5 of 5

                            Unitil Resources, Inc.
               (A Wholly-owned Subsidiary of Unitil Corporation)

                      STATEMENTS OF RETAINED EARNINGS
                                (UNAUDITED)



                                            For the Three Months Ended
                                                  December 31,
                                              1996            1995

Retained Earnings, Beginning of Period      $56,112         $273,878

Net Income                                  (10,994)          59,817

Retained Earnings, End of Period            $45,118         $333,695





                                          For the Twelve Months Ended
                                                  December 31,
                                              1996            1995

Retained Earnings, Beginning of Period     $333,695         $130,263

Net Income                                 (288,577)         203,432

Retained Earnings, End of Period            $45,118         $333,695